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December 1, 2017

U.S. Securities and Exchange
Commission
100 F Street, N.E.
Washington, DC 20549

RE: Republic of Italy - Annual Report on Form 18-K

Ladies and Gentlemen:

On behalf of The Republic of Italy ("Italy"), please find enclosed for filing under Form SE, pursuant to the Securities Exchange Act of 1934 and Rule 311(d) of Regulation S-T, four complete copies of Italy's Report on Public Debt in 2016, dated October 31, 2017, including one original signed in typed form.

This filing is part of Italy's Annual Report for the year ended December 31, 2016, submitted or to be submitted, electronically via EDGAR under cover of Form 18-K in connection with this paper filing.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy hereof and returning such copy to our legal assistant, who has been instructed to wait.

Any questions with respect to this filing may be addressed to the undersigned.

Very truly yours,

Andrea Spadacini Esq.

Enclosures